Form G-FIN



FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires May 31, 2001

OFFICIAL USE
11-403

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   BancorpSouth Bank

   B. Address of principal office of financial institution:

   One Mississippi Plaza, Tupelo, Mississippi 38802

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   525 East Capitol Street, Jackson, Mississippi 39201

   D. Mailing address if different from (B) or (C):

   PROCESSED
   MAR 1 1 2002
   THOMSON FINANCIAL P

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Alan R. Leach	Senior Vice President	(601) 592-4905

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   See Attached List

#5 One Mississippi Plaza Tupelo, MS 38801

1000 Union University Dr. Jackson, TN 38382

100 Hardy Street Hattiesburg, MS 39401

400 University Drive Starkville, MS 39760

6363 Poplar Ave Memphis, TN 38119

7125 Airways Blvd. Southaven, MS 38671

1301 Gunter Avenue Guntersville, Al 35976

2211Highland Ave. South Birmingham, AL 35205

2909 13th Street Gulfport, MS 39501

101 W. Main Street El Dorado, AR 71730

1222 Rogers Ave. Fort Smith, AR 72901

6105 Line Ave., Ste 200 Shreveport, LA 71106

FR G-FIN
OMB No. 7100-0224
Approval expires May 31, 2001

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Leach	Alan	Ray	SeniorVice President
Norrid	Linda	Louise	Vice President
**Fields	Belinda	Ann	Vice President
**Weeks	Michael	Wayne	Vice Chairman

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Alan	Ray	Leach	Senior Vice President

Manual Signature: Alan Leach

Date: 2/12/2002

OMB APPROVAL
OMB # 1535-0089

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

1. Applicant Name Fields (Last) Belinda (First) A. (Middle (If none, so specify)

2. Financial Institution Government Securities Broker or Dealer:

   A. Name BancorpSouth Bank

   B. Registration Number

   C. Main Address 525 East Capitol Street Jackson, MS 39201

3. Office of Employment of Applicant SAME

4. Date of Employment of Applicant 01 (MM) / 04 (DD) / 1999 (YY)

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☐
   - Federal Deposit Insurance Corporation ☒
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity	
	Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☒	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☒	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☒	☐
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☒	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in Item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.



Employer	Name and Position of Person Contacted
Deposit Guaranty National Bank	Susan Cain

2-12-02 (Date) Alan Leach (Print Name of Supervisor of Applicant) [signature] (Signature of Supervisor of Applicant)

PERSONAL HISTORY OF APPLICANT

8. Fields (Last Name) Belinda (First) Ann (Middle)

9. 426-06-1240 Social Security Number (Completion is not mandatory)

10. 310 Water Oak Rd (Resident Street Address)

11. Brandon (City) MS (State) 39047 (ZIP Code)

12. 01 (MM) / 30 (DD) / 1963 (YY) Date of Birth

13. Nettleton, Mississippi (Place of Birth)

14. Any other name ever used or by which known: Belinda Ann Arnold

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
Deposit Guaranty National Bank	06-86	09-98	Funds Management Mgr	Merger Severance	Full

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
310 Water Oak Rd Brandon, MS 39047	12 94	Present

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES , ATTACH COMPLETE DETAILS

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an ac
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regula organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activiti or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒
(2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒
(2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
(4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒
(6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No

(2) fraud or the wrongful taking of property? .... Yes ☐ No

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No

Date February 12, 2002 Signature of Applicant Belinda A. Fields

---

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Belinda Ann Fields

19. Financial Institution Government Securities Broker or Dealer Name BancorpSouth Bank

20. Financial Institution Government Securities Broker or Dealer Address 525 East Capitol Street
Jackson, MS 39201

Receipt Stamp

21. Attention: Alan Leach

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

15. Employment History
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo.	From Yr.	To Mo.	To Yr.	Position Held	Reason for Leaving	Full or Part Time
BancorpSouth Inc.	1	95	Present		Vice Chairman Bank		Full
KPMG, LLP	5	70	1	95	Partner	Accepted new position	Ful

16. Residential History
The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
3119 Plantation Circle Tupelo, MS 38804	1998	Present
19 O'Keena Drive Jackson, TN 38382	1995	1998

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES , ATTACH COMPLETE DETAILS

17. Definitions
- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an ac
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regula organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activiti or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒
(2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒
(2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
(4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒
(6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☒
(2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes No

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes No
(2) fraud or the wrongful taking of property? .... Yes No
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes No

Date 2/12/02 Signature of Applicant [signature]

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Michael Wayne Weeks

19. Financial Institution Government Securities Broker or Dealer Name BancorpSouth Bank

20. Financial Institution Government Securities Broker or Dealer Address 525 East Capitol Street
Jackson, MS 39201

Receipt Stamp

21. Attention: Alan Leach

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden: to Bureau of the Public Debt, Government Securities Regulations Staff, Room 515, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project (1535-0089), Washington, DC 20503.

FORM G-FIN-4

OMB # 1535-0089

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

1. Applicant Name Weeks (Last) Michael (First) Wayne (Middle (If none, so specify)

2. Financial Institution Government Securities Broker or Dealer:

   A. Name BancorpSouth Bank

   B. Registration Number

   C. Main Address 525 East Capitol Street Jackson, MS 39201

3. Office of Employment of Applicant One Mississippi Plaza Tupelo, MS 38801

4. Date of Employment of Applicant 01 (MM) / 13 (DD) / 1995 (YY)

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☐
   - Federal Deposit Insurance Corporation ☒
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity Supervisory	Capacity Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☒	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☒	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☒	☐
E. Processing and clearance activities with respect to government securities:	☒	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☒	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted
BancorpSouth	Carol Warren

2-12-02 (Date) Alan Leach (Print Name of Supervisor of Applicant) Alan Leach (Signature of Supervisor of Applicant)

PERSONAL HISTORY OF APPLICANT

8. Weeks (Last Name) Michael (First) Wayne (Middle)

9. 587-05-0269 (Social Security Number (Completion is not mandatory))

10. 3119 Plantation Circle (Resident Street Address)

11. Tupelo, MS 38804 (City, State, ZIP Code)

12. 9 (MM) / 27 (DD) / 1948 (YY) Date of Birth

13. Clarksdale, MS (Place of Birth)

14. Any other name ever used or by which known: NONE